Notice of Exempt Solicitation

NAME OF REGISTRANT: Martin Marietta Materials, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Amundi Asset Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 90 Bd Pasteur, 75015 Paris, France

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Martin Marietta Materials, Inc. (MLM)
Proposal #5 “Adopt Greenhouse Gas Emissions Reduction Targets”
Annual Meeting May 11, 2023
Proponent: Amundi Asset Management
Contact: Edouard Dubois, head of Proxy Voting, edouard.dubois@amundi.com
SUMMARY
As long-term investors in Martin Marietta Materials (“Martin Marietta”, or “the Company”), we are concerned that the Company’s emissions reduction strategy falls short of investor expectations to align with the Paris Agreement and does not cover the full range of its operational and supply chain emissions. Without science-based greenhouse gas (GHG) emissions reduction targets covering its entire operational and supply chain emissions and backed by a comprehensive plan to achieve them, investors have no robust way to ensure that the Company is adequately managing the impacts of its climate risk to the Company and to investors.
RESOLVED CLAUSE
Shareholders request Martin Marietta Materials, within a year, issue near, medium and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to well below 2°C above pre-industrial levels, and pursuing efforts to limit the temperature increase to 1.5°C, and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions. In addition, these targets should omit proprietary and personal information.
SUPPORTING STATEMENT
In assessing targets, we recommend, at Board’s discretion:
•	Consideration of approaches used by advisory groups, such as the one developed by the SBTi;
•	Development of a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups; and
•	Consideration of supporting targets for renewable energy, energy efficiency, and other measures deemed appropriate by management.

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RATIONALE FOR A YES VOTE
1)	The Company is failing to meet investor expectations for climate risk mitigation.
2)	The Company’s decarbonization strategy is not aligned with science-based, sector-modelled pathways.
3)	The Company’s current decarbonization strategy exposes it to material financial risks.
4)	The Company lags peers in emissions disclosure and target-setting.

DISCUSSION
1)	The Company is failing to meet investor expectations for climate risk mitigation.
Martin Marietta is one of 166 focus companies engaged by the Climate Action 100+ (CA100+) initiative, a global investor initiative aiming to ensure the world’s largest corporate greenhouse gas emitters take necessary action on climate change. CA100+ signatories, including the Proponent Amundi Asset Management, aim to secure greater disclosure of climate change risks and robust company emissions reduction strategies, consistent with each investor’s own fiduciary duty. This includes setting full value chain targets for reducing GHG emissions aligned with limiting global warming to well below two degrees Celsius above pre-industrial levels and pursuing efforts to limit warming further to 1.5 degrees Celsius.
Martin Marietta has performed poorly against the expectations of the CA100+ Net Zero Company Benchmark since 2021 on almost all criteria assessed (short-term, mid-term, and long-term reduction targets, transition plan, capital alignment, and TCFD disclosure).1 The Company has so far demonstrated limited responsiveness to the recommendations made by the investor group on behalf of CA100+. The Proponent has struggled to have consistent and constructive dialogues with the Company on topics related to the Company’s sustainability performance and climate risk management. It took 9 months after initial outreach by the Proponent in 2020 for the Company to respond with a meeting. Since this first meeting, the Proponent and other supporting investors have witnessed little to no progress, with dialogue between the Company and the Proponent remaining sporadic and relatively unconstructive.
The Company notes in its opposition statement that it has “made several important commitments in response to this engagement,” including expanding its net zero (long-term) commitment to include its scope 1 emissions. While we acknowledge this is an early step, the Company’s targets still do not cover emissions from its full value chain. Furthermore, after a two-year discussion with the Company, the Proponent, as a lead investor of the CA100+ collaborative engagement with Martin Marietta, believes the Company has demonstrated insufficient progress on its climate-related disclosure and strategy, which still suffers critical issues described below.

2)	The Company’s decarbonization strategy is not aligned with science-based, sector-modeled pathways.

1 https://www.climateaction100.org/company/martin-marietta-materials-inc/#skeletabsPanel5

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a.	The Company’s reduction targets do not cover its full range of operational and supply chain emissions.
The Company’s latest publicly disclosed targets (as of 15th March 2023), available in its 2021 Sustainability report, cover 88% of the Company’s operational emissions (87% of scope 1 emissions and 100% of scope 2 emissions).  By contrast, most peer companies have targets covering at least 95% of their operational emissions, in line with the requirements for validation by the Science Based Targets initiative (SBTi).
Moreover, the Company does not report its scope 3 emissions and has no scope 3 reduction targets. Scope 3 emissions reduction targets are expected for companies in the whole cement and concrete sector2, notably for upstream emissions generated by the production of clinker, cement and fuels that the Company has purchased to produce its own products.
The Company’s opposition statement claims that “the Proposal seeks commitments to set targets on a timeframe that is not operationally viable or advisable.” During its dialogue with the Proponent, the Company committed to report its scope 3 emissions in its 2023 sustainability report, expected to be published in 2024. It should therefore be able to develop and announce scope 3 reduction targets in this same report. As such, the proposal’s request to set reduction targets on scope 3 emissions by the next annual disclosure is deemed feasible. Moreover, a scope 3 reduction target is necessary if the Company plans to reduce its emissions in line with limiting warming to 1.5 degrees Celsius, as defined by the SBTi.3

b.	Disclosed cement GHG intensity mid-term target is not aligned with the objectives of the Paris Agreement, according to pathways applicable to cement production.
The Company’s mid-term target is to reduce the direct GHG intensity of cement production (scope 1 in t CO2/t of cement) by 15% by 2030 compared to 2010 levels. Despite the Company being largely engaged in the construction aggregates business, direct emissions from cement production accounted for 53% of the Company’s operational emissions (scope 1 & scope 2) and 59% of scope 1 emissions in 20214.
In its 2021 Sustainability Report, Martin Marietta discloses its 2021 cement intensity using both the US EPA’s Clean Air Act and the GHG Protocol’s methodologies. The GHG Protocol is the most commonly used methodology in the cement and concrete industry. In order to compare the Company’s cement carbon emissions intensity target with peers, we first estimated the “GHG Protocol equivalent” of disclosed intensity figure for the base year5 (2010), which was not disclosed in the above mentioned report. We then applied the previously mentioned reduction target of 15% to obtain the “GHG protocol equivalent” targeted intensity in 2030. It results in an estimated carbon intensity target of 581

2 https://sciencebasedtargets.org/resources/files/SBTi-Cement-Guidance.pdf
3 https://sciencebasedtargets.org/resources/files/SBTi-Cement-Guidance.pdf
4 https://mcdn.martinmarietta.com/assets/sustainability/2021sustainabilityreport.pdf
5 The Company discloses the GHG protocol equivalent figure only for 2021. In order to estimate the GHG protocol equivalent figure, from the disclosed figure that follows the US EPA’s Clean Air Act methodology (836 kgCO2e/t cement in 2010), we assumed that the ratio between both methodologies is the same in 2010 and 2021 (630/770 = 0.818). We estimated the 2010 836*0.818 = 684 kgCO2e/t cement for 2010.

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kgCO2e/t cement by 2030. Both, the 2030 targeted intensity and the 2021-2030 reduction trend fall short of what is required in a 1.5°C pathway or a well-below 2°C one (see table below).

Martin Marietta cement intensity	2021	2030	% chg 2021-2030
Original gross CO2 intensity per t cement (US EPA CleanAir Act)	770	711	-8%
Adjusted gross CO2 intensity per t cement (GHG protocol)	630 581	-8%
IEA SDS (well-below 2°C objective) - GHG protocol	576	480	-17%
IEA NZE (1.5°C objective) - GHG protocol	576	446	-23%

Martin Marietta’s near-term target falls short of what is needed to shield the Company from material climate risk. However, the Company has a chance to increase its ambition with its mid-term targets as the US regulatory landscape for cement recently underwent a change in favor of lifting mid-term ambition. The vast majority of emissions from cement production come from the production of clinker. Since 2022, US industry standards set by the ASTM6 allow a displacement of 15% of the clinker in Portland Limestone Cement, thereby bringing the clinker content of cement down to 85%. Moreover, this clinker factor can be further reduced to 80% for products used in transportation. Given that the Company’s current clinker factor ranges around approximately 90%, the Proponent estimates that these clinker substitutions, available in the short and mid-term and well-accepted by customers, could deliver a further 5-10% intensity reduction for the Company. This is considered feasible since US-operating cement companies, such as GCC7, are already finalizing this change for Portland limestone cement.

c.	The Company’s mid-term and long-term scope 2 reduction targets rely on the purchase of carbon credits.
The Company targets a “30% absolute reduction (or offset) on scope 2 emissions by 2030 and a 100% absolute reduction (or offset) by 2050, as compared to 2021 levels”8. These goals permit the Company to achieve its emission reductions by offsetting emissions via the purchase of carbon credits. The use of carbon credits is incompatible with a science-based emissions reduction pathway for scope 2 emissions.9

Even if financing carbon offsetting projects might contribute to mitigating climate change, their inclusion in a company’s climate targets should be strictly limited to offset residual hard-to-abate emissions (i.e. after all technologically and economically viable emissions reductions have occurred). Scope 2 emissions, which are related to the production of power, heat, steam, and cooling purchasedby companies in order to operate their activities, are not considered “hard-to-abate,” since they can be reduced via renewable energy procurement.

Martin Marietta is the only company that plan to use carbon credits to offset its scope 2 emissions within the 20 peer companies10 the Proponent assessed.

6 https://www.astm.org/
7 https://cdn.investorcloud.net/gcc/InformacionFinanciera/InformacionAnual/GCC-2021-Sustainability-Report.pdf
8 https://mcdn.martinmarietta.com/assets/sustainability/2021sustainabilityreport.pdf
9 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf
10 Holcim, Heidelberg, Buzzi, Cemex, CRH, Ambuja, TCC, CSN, Vicat, Titan, Shree, SIG, Siam Cement, Ultratech, Dalmia, Votorantim Cimentos, Cementos Argos, ACC, GCC, and the Company.

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3)	The Company’s current decarbonization strategy exposes it to material financial risks.
The Company describes extensive climate-related risks it faces in its 10-K (including physical risks due to the increased severity and frequency of severe weather and how potential legislation aimed at reducing emissions may increase operating costs). However, the current level of disclosure regarding its emissions and its reduction targets do not allow investors to assess whether these risks are being effectively mitigated.
While the Company argues that it is more prudent to wait for upcoming regulatory changes, the Proponent believes that addressing the requests made in this Proposal would help the Company to manage regulatory risks while aligning with investors’ expectations:
-
SEC Climate rule – The Company notes in its opposition statement that “we believe that adopting an approach to collecting and reporting Scope 3 emissions while these rules remain pending is imprudent.” Whether or not the SEC climate rule requires scope 3 reporting, scope 3 emissions are material for the Company and its shareholders[2].

-
A pending bill in California[3] would require scope 3 reporting, regardless of what the final SEC rule requires. Since the Company operates in California and has over $1 billion in annual revenue, it appears that it would be subject to this requirement. The bill was 1 vote short of passing last year, and it has been re-introduced this year.

More generally, companies not demonstrating sufficient GHG emissions reductions are exposed to financial risks4, including:

o	carbon price increases,
o	strengthened carbon regulations,
o	stranded assets,
o	loss of market share due to strengthened customer demand for products with lower-carbon footprints, and
o	withdrawal of financial support from investors that suffer heightened regulatory and reputational risks regarding their financed emissions.

11 https://sciencebasedtargets.org/resources/files/SBTi-Cement-Guidance.pdf
12 https://www.marketplace.org/2023/03/03/california-corporate-emissions-disclosure-could-affect-the-rest-of-the-country/
13 https://www.tcfdhub.org/Downloads/pdfs/E06%20-%20Climate%20related%20risks%20and%20opportunities.pdf

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TABLE 1 Transition risks and potential impacts on non-financial agents
	Description	Flow effect	Stock effect
Market Conditions	Degradation of market conditions	Reduced demand and revenues Higher production costs (energy, inputs)	Repricing of assets Asset stranding
Technological change	Emergence of competing, low-carbon technologies	Higher expenses for adaptation (R&D, investment)	Asset stranding
Policy/Regulation	Introduction of carbon tax Phase-in of regulation	Changes in production costs Lower demand due to tighter regulation	Accet stranding
Reputation	Stigmatization Divestment Change in consumer preferences	Reduced revenues	Reduced capital availability
Source: https://onlinelibrary.wiley.com/doi/full/10.1111/joes.12551

4)	The Company lags peers in emissions target-setting and disclosure.
The Company claims in its opposition statement that the Proponent has misclassified it as a cement company, and therefore this proposal is “unworkable.” The Proponent believes comparing the Company with other cement-producing companies remains relevant from a climate standpoint because cement represented 59% of Martin Marietta scope 1 emissions in 2021, as well as the majority of emissions covered by the Company’s current targets. Therefore, comparing the Company’s cement target is the best proxy the Company currently provides to investors to assess its alignment with the Paris Agreement goals.
a.	The Company lags other cement producers on carbon targets
Out of the 20 cement-producing companies14 the Proponent has analyzed (see table below), Martin Marietta’s targeted cement intensity by 2030 (581 kg CO2e/t cement) is the 2nd highest of the sample (ranging from 373 to 585). Furthermore, its targeted annual reduction rate (0.9% on a compounded basis) from 2020 levels is the lowest of the whole sample (ranging from 0.9% to 4.4%). For example, GCC targets an intensity of 531 kg CO2e/t cement by 203015, implying a 31% intensity reduction as compared to 2015 levels, or a 3.8% annual compounded reduction as compared to 2021 levels.
The Proponent considers GCC, headquartered in Mexico, to be a relevant peer of Martin Marietta on the cement activity since it is of similar size, market, and US regulatory constraints. Facts about GCC include:

-	62%[16] of GCC scope 1 emissions comes from cement production in the US, and 72%[17] of GCC revenue are generated in the US, as compared to around 100%[18] for Martin Marietta.

14 Holcim, Heidelberg, Buzzi, Cemex, CRH, Ambuja, TCC, CSN, Vicat, Titan, Shree, SIG, Siam Cement, Ultratech, Dalmia, Votorantim Cimentos, Cementos Argos, ACC, GCC, and the Company.
15 https://cdn.investorcloud.net/gcc/InformacionFinanciera/Presentaciones/GCC-Corporate-Presentation-Q4-2022-.pdf
16 https://www.cdp.net/en/responses?queries%5Bname%5D=gcc
17 https://cdn.investorcloud.net/gcc/InformacionFinanciera/InformacionAnual/GCC-Reporte-anual-2021-en.pdf
18 https://ir.martinmarietta.com/static-files/18549676-62aa-485f-8845-49b5dfee88cb

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-	GCC cement capacity (5.8 Mt19) is similar to Martin Marietta’s (4.5 Mt20)
-	GCC 2021 revenue (1.04 $bn21) and profit (0.34 $bn22) are around four times lower than Martin Marietta 2021 results[23] (respectively 5.41 $bn and 1.35 $bn), implying a lower investment capacity.
Companies’ cement carbon intensity and targets:

CO2 intensity (kgCO2e/t cement or cementitious)	Gross or net	2020	2021	Target	Date	CAGR[14] 2021-2030	SBTi status
Martin Marietta[i]	gross	660	630	581	2030	-0,9%	No
Votorantim Cimentosii	gross	599	619	520	2030	-1,9%	WB2°C
Shreeiii	gross	579	565	474	2030	-1,9%	2°C
Vicativ	gross	664	653	540	2030	-2,1%	No
SIG (Pt Semen)[v]	gross	658	636	520	2032	-2,2%	Committed
Cementos Argosvi	gross	643	645	523	2030	-2,3%	WB2°C
CRHvii	gross	630	644	520	2025	-2,3%	1.5°C
Holcimviii	gross	585	590	475	2030	-2,4%	1.5°C
CSNix	net	518	480	375	2030	-2,7%	No
Siam Cement Group[x]	gross	630	639	498	2030	-2,7%	Committed
TCCxi	gross	777	771	585	2030	-3,0%	WB2°C
Ambujaxii	gross	608	600	453	2030	-3,1%	WB2°C
Cemexxiii	gross	658	639	475	2030	-3,2%	1.5°C
Titanxiv	gross	698	678	500	2030	-3,3%	1.5°C
Dalmiaxv	gross	499	507	373	2030	-3,4%	WB2°C
Buzzixvi	gross	694	689	500	2030	-3,5%	No
Ultratechxvii	gross	601	651	462	2032	-3,7%	WB2°C
GCCxviii	gross	746	754	531	2030	-3,8%	WB2°C
ACCxix	gross	575	568	398	2030	-3,9%	WB2°C
Heidelbergxx	gross	611	599	400	2030	-4,4%	1.5°C

More than twenty companies with aggregates, cement, and concrete activities have set science-based targets validated by the SBTi, including scope 3 targets, and many others have signed commitment letters. CEMEX has SBTi-validated targets and notably pledged to reduce gross scope 3 GHG emissions from purchased goods and services 25.2% per ton of purchased clinker and cement by 2030 and reduce scope 3 GHG emissions from fuel and energy related activities 40% per ton of purchased fuels, equivalent to a 25.4% absolute reduction, both compared to a 2020 baseline. CRH similarly has SBTi-validated targets and pledged to reduce gross scope 3 GHG emissions 23.5% from purchased clinker and cement per ton purchased compared to a 2021 baseline.25

19 https://cdn.investorcloud.net/gcc/InformacionFinanciera/InformacionAnual/GCC-Reporte-anual-2021-en.pdf
20 https://ir.martinmarietta.com/static-files/18549676-62aa-485f-8845-49b5dfee88cb
21 https://cdn.investorcloud.net/gcc/InformacionFinanciera/Presentaciones/GCC-Corporate-Presentation-Q4-2022-.pdf
22 https://cdn.investorcloud.net/gcc/InformacionFinanciera/Presentaciones/GCC-Corporate-Presentation-Q4-2022-.pdf
23 https://ir.martinmarietta.com/static-files/18549676-62aa-485f-8845-49b5dfee88cb
24 CAGR : Compounded Annual Growth Rate
25 https://sciencebasedtargets.org/companies-taking-action

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In addition, Vulcan Materials, a construction aggregates producer, has pledged to set 1.5 degree-aligned GHG reduction targets in response to a similar shareholder proposal filed with the company in 2022.26
In contrast to its peers, Martin Marietta has not made any commitments to setting 1.5 degree-aligned targets that cover the full range of its operational and supply chain emissions, such as by signing a commitment letter with SBTi. Entering this validation process would be one effective way to mitigate the concerns shared by investors, about the climate ambition of the Company and the associated future regulatory and financial risks.

b.	The Company has not published a climate transition plan, detailing how it will align its business with the Paris Agreement.
The Company reports very limited information on the drivers of its carbon emissions. Emissions drivers are the mitigation levers with the largest reduction potential for cement production in the mid-term and cement production represents 59% of the Company’s scope 1 emissions.  However, while the vast majority of peer companies involved in cement production already report on their main emissions drivers, Martin Marietta does not (see table below according to the Proponent’s research based on public disclosure).

Companies’ disclosure on their main emissions drivers:

	Clinker-to-cement ratio (value)	Alternative fuel rate in cement kilns (value)	Biomass alternative fuel rate (value)
Martin Mariettaxxi	Not disclosed	Not disclosed	Not disclosed
Votorantim Cimentosxxii	75%	22%	12%
Shreexxiii	64%	6%	0%
Vicatxxiv	79%	26%	10%
SIG (Pt Semen)xxv	69%	7%	3%
Cementos Argosxxvi	77%	6%	2%
CRHxxvii	78%	33%	9%
Holcimxxviii	70%	21%	7%
CSNxxix	56%	Not disclosed	Not disclosed
Siam Cement Groupxxx	74%	20%	12%
TCCxxxi	93%	11%	Not disclosed
Ambujaxxxii	63%	5%	Not disclosed
Cemexxxxiii	75%	29%	11%
Titanxxxiv	82%	16%	5%
Dalmiaxxxv	61%	13%	1%
Buzzixxxvi	75%	32%	7%
Ultratechxxxvii	72%	5%	1%
GCCxxxviii	87%	10%	7%
ACCxxxix	58%	7%	2%
Heidelbergxl	73%	26%	11%

While Martin Marietta includes high level discussion of how the Company can reduce its emissions in the “Our Roadmap” section of its 2021 Sustainability Report, the Company has not disclosed any quantitative targets on these indicators or on others that it would consider more relevant, providing limited visibility into how it intends to achieve its existing emissions reduction targets.

26 https://www.osc.state.ny.us/press/releases/2022/04/dinapoli-state-pension-fund-calls-corporations-address-environmental-and-climate-risks

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quantitative targets on these indicators or on others that it would consider more relevant, providing limited visibility into how it intends to achieve its existing emissions reduction targets.

Investors ask companies to report qualitatively and quantitatively on how they intend to achieve their targets, in line with leading investor expectations documents such as climate reporting frameworks including the Task Force on Climate-Related Financial Disclosures (TCFD) and the Climate Action 100+ Net-Zero Company Benchmark.

The views set forth in this memorandum are those of Amundi Asset Management alone.  Amundi Asset Management and its investment adviser affiliates vote client proxies according to policies and procedures tailored to their market and client base.  Market-specific voting guidelines and individual client direction can result in different voting practices on behalf of individual clients with respect to environmental, social, governance (ESG) and other matters.  This memorandum should not be interpreted as a statement of voting intentions with respect to any particular client.
This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Amundi Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. The Proponents urge shareholders to vote for Proposal #5 following the instruction provided on the management’s proxy mailing.

i https://mcdn.martinmarietta.com/assets/sustainability/2021sustainabilityreport.pdf
ii https://www.cdp.net/en
iii https://www.cdp.net/en
iv https://www.cdp.net/en
v https://www.cdp.net/en
vi https://www.cdp.net/en
vii https://www.cdp.net/en
viii https://www.cdp.net/en
ix https://api.mziq.com/mzfilemanager/v2/d/29633c00-23f7-4765-9594-926012179477/e6ae664e-11b7-1671-73fc-41bd4afc046c?origin=1
x https://www.cdp.net/en
xi https://www.cdp.net/en
xii https://www.cdp.net/en
xiii https://www.cdp.net/en
xiv https://www.cdp.net/en
xv https://www.cdp.net/en
xvi https://www.buzziunicem.com/documents/20143/279690/Sustainability+Report+2021.pdf/1192238b-3122-53fa-18ff-296ccf61e694
xvii https://www.cdp.net/en
xviii https://cdn.investorcloud.net/gcc/InformacionFinanciera/InformacionAnual/GCC-2021-Sustainability-Report.pdf
xix https://www.cdp.net/en
xx https://www.cdp.net/en
xxi https://mcdn.martinmarietta.com/assets/sustainability/2021sustainabilityreport.pdf
xxii https://www.votorantimcimentos.com.tr/en-us/sustainability-vt/Documents/vc-integrated-report-2021-EN.pdf
xxiii https://www.shreecement.com/uploads/corporate-sustainability-reports/ShreeCement-SR2021-030122Web.pdf
xxiv https://www.vicat.com/sites/www.vicat.fr/files/2022-03/20220307_2021%20URD%20Vicat.pdf
xxv https://www.sig.id/storage/downloads/laporan-keberlanjutan/sr-smgr-2022-bilingual.pdf
xxvi https://argos.co/wp-content/uploads/2022/04/CA_RI2021_CN_Ingles.pdf
xxvii https://www.crh.com/media/4137/crh-2021-sustainability-report_interactive.pdf
xxviii https://www.holcim.com/sites/holcim/files/2022-04/08042022-holcim-climate-report-2022.pdf

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xxix https://api.mziq.com/mzfilemanager/v2/d/29633c00-23f7-4765-9594-926012179477/e6ae664e-11b7-1671-73fc-41bd4afc046c?origin=1
xxx https://www.scg.com/pdf/en/SD2021.pdf
xxxi https://media.taiwancement.com/web_tcc/en/report/esg/report_2021_Full_Report.pdf?t=1663420763380
xxxii https://www.ambujacement.com/Upload/Content_Files/annual-reports/Ambuja-Cement-AR-2021_Final.pdf
xxxiii https://www.cemex.com/IntegratedReport2021
xxxiv https://www.titan-cement.com/wp-content/uploads/2022/04/Future-ready-for-a-net-zero-world.pdf
xxxv https://www.dalmiacement.com/wp-content/themes/DalmiaCement/assets/pdf/Annual-Report-FY-2021-22.pdf
xxxvi https://www.buzziunicem.com/documents/20143/1900436/Our+Journey+to+Net+Zero.pdf/acc52af1-8f28-bb30-6863-62da57c704e6
xxxvii https://www.ultratechcement.com/content/dam/ultratechcementwebsite/pdf/sustainability-reports/ultratech-sr-2021-22.pdf
xxxviii https://cdn.investorcloud.net/gcc/InformacionFinanciera/InformacionAnual/GCC-2021-Sustainability-Report.pdf
xxxix https://acclimited.com/AnnualReport-2021-22/pdf/ACC%20limited%20IR_2021_final.pdf xl https://www.heidelbergcement.com/en/sustainability-report

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